SECURITIES AND EXCHANGE COMMISSION
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                        SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                 PRECOM TECHNOLOGY, INC.
                     COMMON STOCK
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                       740361 10 0
                     (CUSIP NUMBER)
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               2001 W. Main Street, Suite 208
                   Stamford, CT 06902
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                    August 28, 2000
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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     CAC Safe Keeping
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): WC
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 0
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(8) Shared Voting Power: 1,500,000 (as of Reporting Event)
                                 0 (as of Filing Date)
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(9) Sole Dispositive Power: 0
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(10) Shared Dispositive Power:
               1,500,000 (as of Reporting Event)
                       0 (as of Filing Date)
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 1,500,000 (as of Reporting Event)
                     0 (as of Filing Date)
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
               0% (as of Filing Date)
            7.81% (as of Reporting Event)
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(14) Type of Reporting Person: CO
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ITEM 1. SECURITY AND ISSUER.
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Precom Technology, Inc.
Common Stock, $.001 par value.
2001 W. Main Street, Suite 208
Stamford, CT 06902
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:         Robert Wolf, President
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(b) Business Address:     C/o Greenwich Financial Group
                          2001 W. Main Street, Suite 208
                          Stamford, CT 06902
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(c) The Corporation was formed to invest in speculative
companies.
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(d) None.
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(e) None.
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(f) Citizenship. N/A
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, CAC Safe Keeping, acquired 1,500,000
common shares of the Issuer on April 29, 1999 at a par value of $0.001 per share, for investment banking services rendered to the Issuer. On December 14, 2000, the Reporting Person sold all 1,500,000 of its shares to Flashstar Funding Corp. in a private transaction at a purchase price of $0.02 per share ($30,000.00 total).
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ITEM 4. PURPOSE OF TRANSACTION.
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The acquisition by the Reporting Person is based on the
Issuer's status as a Reporting Company. On August 28, 2000, the Issuer filed a Form 8-K12G3 with the Securities and Exchange Commission, which became effective on August 28, 2000. As of that date, the Reporting Person held 1,500,000 shares of Common Stock of the Issuer, which represented
7.81% of the issued and outstanding shares of the Issuer.
Due to the sale of securities in a private transaction on December 14, 2000, the Reporting Person held 0 shares of Common Stock of the Issuer, which represented 0% of the issued and outstanding shares of the Issuer.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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CAC Safe Keeping currently holds none of the issued and
outstanding common shares of the Issuer, or 0% of the issued and outstanding shares, and is not an officer or director of the Issuer.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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The Reporting Person has no contracts, arrangements,
understandings or relationships with any other person with respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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None
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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                          CAC SAFE KEEPING
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Date: January 18, 2001    Signature: /s/ Robert Wolf
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                                 ROBERT WOLF, President
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